UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER   000-50859

CUSIP NUMBER   Y8897Y123

(Check one):                      ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TOP SHIPS INC.
Full Name of Registrant

TOP TANKERS INC.
Former Name if Applicable

1 Vas. Sofias and Meg. Alexandrou Str
Address of Principal Executive Office (Street and Number)

15124 Maroussi, Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Top Ships Inc. (the "Company") is unable to file, without unreasonable effort or expense, its annual report on Form 20-F for the year ended December 31, 2012 (the "Annual Report") prior to its April 30, 2013 due date. The Company closed a transaction on April 30, 2013, the due date of the Annual Report, in which the Company disposed of one of its vessels, the M/T UACC Sila.  The Company is working to update its audited financial statements to reflect the completion of this transaction.  The Company intends to file the Annual Report, along with the audited financial statements, as promptly as practicable, and expects that such filing will be made on or before the 15th calendar day following the prescribed due date of the Company's Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alexandros Tsirikos	N/A	011 30 210 812 8180
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒Yes ☐ No

(3)
 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table depicts changes in the results of operations for 2012 compared to 2011.

	Year Ended December 31,		Change
	2011	2012	YE12 v YE11
	($ in thousands)		$	%
Voyage Revenues	79,723	31,428	(50,460)	-63.3%
Other Income	872	-	(872)	-100.0%
Voyage expenses	7,743	1,023	(6,720)	-86.8%
Charter hire expense	2,380	-	(2,380)	-100.0%
Lease termination expense	5,750	-	(5,750)	-100.0%
Vessel operating expenses	10,368	814	(9,554)	-92.1%
Dry-docking costs	1,327	-	(1,327)	-100.0%
Depreciation	25,327	11,458	(13,869)	-54.8%
Management fees-third parties	439	-	(439)	-100.0%
Management fees-related parties	5,730	2,345	(3,385)	-59.1%
General and administrative expenses	15,364	7,078	(8,286)	-53.9%
(Loss)/Gain on sale of vessels	62,543	-	(62,543)	-100.0%
Impairment on vessels	114,674	61,484	(53,190)	-46.4%
Expenses	251,645	84,202	(167,443)	-66.5%
Operating income (loss)	(171,050)	(52,774)	116,111	-67.9%
Interest and finance costs	(16,283)	(9,345)	6,938	-42.6%
Loss on financial instruments	(1,793)	(447)	1,346	-75.1%
Interest income	95	175	80	84.2%
Other, net	(81)	(1,593)	653	-806.2%
Total other expenses, net	(18,062)	(11,210)	9,017	-49.9%
Net income (loss)	(189,112)	(63,984)	125,128	-66.2%

The table below presents the key measures for each of the years 2011 and 2012. Please see the section of our Annual Report entitled "Item 3. Key Information—A. Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	Year Ended December 31,		Change
	2011	2012	YE12 v YE11
	($ in thousands)		%
FLEET**
Total number of vessels at end of period	7.0	7.0	0.0%
Average number of vessels	11.7	7.0	-40.3%
Total operating days for fleet under spot charters	520	0	-100.0%
Total operating days for fleet under time charters	1,109	124	-88.8%
Total operating days for fleet under bareboat charters	2,551	2,420	-5.1%
Average TCE ($/day)	17,220	11,951	-30.6%

** Includes a bareboat chartered-in vessel (M/T Delos) from October 2010 to October 2011.

Year on Year Comparison of Operating Results

1. Voyage Revenues

During 2012, revenues decreased by $48.3 million, or 60.6%, compared to 2011. This is due to the absence of revenue from the M/V Amalfi that was sold in August 2011, which contributed to the revenue decrease by $3.3 million, the absence of revenue from the M/V Astrale that was sold in July 2011, which contributed to the revenue decrease by $3.5 million, the absence of revenue from the M/V Cyclades that was sold in November 2011, which contributed to the revenue decrease by $13.4 million, the absence of revenue from the M/T Ioannis P. that was sold in November 2011, which contributed to the revenue decrease by $8.0 million, the absence of revenue  from the M/V Pepito that was sold in December 2011, which contributed to the revenue decrease by $9.7 million, the absence of revenue from the M/T Delos the charter of which was terminated in October 2011, which contributed to the revenue decrease by $5.1 million, and due to the absence of revenue from the M/V Evian due to early termination of its charter in January 2012 and the rechartering of the vessel at a significantly lower rate, which contributed to the revenue decrease by $6.3 million. These decreases in revenue were partially offset by the collection in 2012 of a demurrage related claim of $0.4 million for the M/T Timeless (the vessel's lease was terminated in 2008) and the fact that the M/T UACC Sila and the M/T UACC Shams were re-chartered in April and May 2011, respectively, with a higher rate that led to an increase of revenue in 2012 of $0.3 million and $0.3 million, respectively.

2. Other Income

In 2011, we recognized $0.9 million of other income, relating to income from the sale of lubricants and bunkers to the new charterers of the M/T UACC Sila and M/T UACC Shams.

Expenses

1.     Voyage expenses

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

During 2012, voyage expenses decreased by $6.7 million, or 86.8%, compared to 2011 mainly as a result of the absence of expenses from the M/T Ioannis P. that was sold in November 2011, which contributed to the voyage expenses decrease by $4.2 million, and the absence of expenses from the M/T Delos, the charter of which was terminated in October 2011, which contributed to the voyage expenses decrease by $2.0 million and the absence of expenses from the M/V Cyclades that was sold in November 2011, which contributed to the voyage expenses decrease by $0.6 million.

2.     Charter hire expenses

During 2012, we did not charter-in any vessels, and accordingly, we did not have any charter hire expenses.

3.     Lease termination expense

In 2012, we did not incur any lease termination expenses.

        4.     Vessel operating expenses

During 2012, vessel operating expenses decreased by $9.6 million, or 92.1%, compared to 2011 due to the fact that in 2012 we only had one vessel, the M/V Evian on time charter for five months and all of our other vessels, including the M/V Evian, after May 2012 were on bareboat charter and incurred minimal operating expenses, mainly relating to insurance and inspections.

5.     Dry-docking costs

During 2012, none of our vessels underwent any dry-docking and we did not incur any dry-docking costs.

       6.      Vessel depreciation

During 2012, vessel depreciation decreased by $13.9 million, or 54.8%, compared to 2011. This is due to the employment of M/V Amalfi up to its sale in August 2011, which resulted in a depreciation expense of $1.6 million, the employment of the M/V Astrale up to its sale in July 2011, which resulted in a depreciation expense of $2.1, the employment of the M/V Cyclades up to its sale in November 2011, which resulted in a depreciation expense of $2.8 million, the employment of the M/T Ioannis P. up to its sale in November 2011, which resulted in a depreciation expense of $1.0 million, the employment of the M/V Pepito up to its sale in December 2011, which resulted in a depreciation expense of $4.0 million and finally due to the fact that M/V Evian was depreciated in 2011 but not in 2012 since it was classified as held for sale resulting in a difference of $2.4 million.

7.     Management fees—third parties

During 2012, we did not employ third party sub-managers, and accordingly, we did not incur any sub-manager management fees.

8.     Management fees—related parties

In 2010, our Management fees for related parties included management fees paid to Central Mare and TMS Tankers. In 2011, TMS Tankers was reclassified as an unrelated party due to a decrease in the percentage of shares of our common stock held by affiliates of TMS Tankers.  Fees paid to TMS Tankers are not included in Management fees—related parties, while fees paid to International Ship Management for the management of the M/T Delos are included in Management Fees—related parties. Please see the section of our Annual Report entitled "Item 18. Financial Statements—Note 5—Transactions with Related Parties."

During 2012, management fees for related parties decreased by $3.4 million or 59.1% compared to 2011. This is due to the reduced vessel-related management fees due to the sale of M/V Amalfi in August 2011, which contributed to the management fees decrease by $0.3 million, the reduced vessel-related management fees due to the sale of M/V Astrale in July 2011, which contributed to the management fees decrease by $0.3 million, the reduced vessel-related management fees due to the sale of M/V Cyclades in November 2011, which contributed to the management fees decrease by $0.4 million, the reduced vessel-related management fees due to the sale of M/T Ioannis P. in November 2011, which contributed to the management fees decrease by $0.4 million, the reduced vessel-related management fees due to the sale of M/V Pepito in December 2011, which contributed to the management fees decrease by $0.5 million, the reduced vessel-related management fees due to the termination of M/T Delos charter in October 2011, which contributed to the management fees decrease by $0.3 million, and finally due to the reduction in the non-vessel related accounting and reporting fees in 2011 fixed management fees, which contributed to the management fees decrease by $1.2 million.

9.     General and administrative expenses

General and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our Chief Executive Officer, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of Chief Executive Officer, Chief Financial Officer, Executive Vice President and Chief Technical Officer, and certain administrative employees. For further information, please see the section of our Annual Report entitled "Item 18. Financial Statements—Note 5—Transactions with Related Parties."

During 2012, our general and administrative expenses decreased by $8.3 million, or 53.9%, compared to 2011. This decrease is mainly due to a reduction in manager and employee related expenses of $2.3 million as a result of our management's effort to contain costs. Also, during 2012, bonuses decreased by $1.4 million, stock-based compensation expense decreased by $1.0 million, mainly due to the fact that most of our award plans granted to our senior management and directors matured and were not renewed. Additionally, travelling expenses decreased by $0.8 million, depreciation of other fixed assets (non-vessels) decreased by $0.8 million, due to the acceleration of leasehold improvements depreciation in our Athens office (see the section of our Annual Report entitled "F. Tabular Disclosure of Contractual Obligations—Operating Leases"), legal and consulting fees decreased by $0.7, rent expense decreased by $0.6 million and, other general and administrative expenses decreased by $0.5 million and audit fees decreased by $0.2 million.

      10.     (Loss)/Gain on sale of vessels

During 2012, we did not sell any vessels.

      11.     Impairment on vessels

During 2012, we classified the M/T UACC Sila as held for sale and wrote the vessel down to fair value less costs to sell, resulting in an impairment charge of $17.0 million. Furthermore, in December 2012, we tested the M/T Miss Marilena, M/T Lichtenstein, M/T UACC Shams, M/T Britto and M/T Hongbo for impairment and their probability-weighted undiscounted expected cash flows were determined to be lower than the vessels carrying values. Consequently, we wrote the vessels down to their fair values and recognized an impairment charge of $46.6. The impairment charge was partially offset by a write-up of $2.1 million for the M/V Evian, due to our reclassification of the M/V Evian as held for use in December 2012 and our measurement of the vessel at its fair value (see Note 17 to our consolidated financial statements included with our Annual Report).

  12.     Interest and Finance Costs

During 2012, interest and finance costs decreased by $6.9 million, or 42.6% compared to 2011. The decrease is mainly due to a $3.6 million decrease in amortization of the debt discount relating to convertible loans (in 2012 we terminated the conversion feature of our Laurasia facilities), a $2.8 million decrease in interest expense mainly due to the reduction of debt outstanding due to the reduction of our fleet in 2011 and a $0.8 million decrease in amortization of finance fees. This was offset by a $0.3 million increase in other financing costs.

  13.     Loss on financial instruments

During 2012, fair value loss on financial instruments decreased by $1.3 million, mainly due to the reduction in the time to maturity of all of our swaps and also due to the reduction in our total notional exposure as we terminated one swap with HSH Nordbank AG, or HSH, in August 2011, in connection with the sale of M/V Amalfi, we terminated two swaps with RBS in November 2011, in connection with the sale of M/T Ioannis P., and one DVB swap matured in March 2012.

TOP SHIPS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2013	By:	/s/ Alexandros Tsirikos
	Name:	Alexandros Tsirikos
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001